Annual Shareholder Meeting Results:

Global StocksPLUS held its annual meeting of shareholders on July 20, 2011. Shareholders voted as indicated below:

								Withheld
					  Affirmative 		Authority
Election of Bradford K. Gallagher
Class II to serve until 2013 		   9,021,279 		 200,357
Re-election of Alan Rappaport
Class III to serve until 2014 		   8,926,342 		 295,294
Election of Deborah A. Zoullas
Class II to serve until 2013 		   9,014,115		 207,521
Re-election of John C. Maney+
Class III to serve until 2014 		   8,966,258 		 255,378

The other members of the Board of Trustees as of the time of the meeting, namely, Messrs. Paul Belica, James A. Jacobson, Hans W. Kertess, and William B. Ogden, IV, continued to serve as Trustees of the Fund.

+ Interested Trustee